SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 16, 2015

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FULING GLOBAL INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements (unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014	1

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the Three and Nine Months Ended September 30, 2015 and 2014	2

Unaudited Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2015 and 2014	3

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2015 and 2014	4

Notes to Unaudited Condensed Consolidated Financial Statements	5–23

Exhibits	24

FULING GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$2,409,517	$1,399,714
Restricted cash	2,222,422	3,700,886
Accounts receivable, net	12,381,510	13,018,702
Advance to supplier, net	1,785,793	739,002
Inventories, net	15,456,525	14,935,076
Prepaid expenses and other current assets	158,443	906,705
Total Current Assets	34,414,210	34,700,085

Property, plant and equipment, net	21,130,548	20,517,240
Intangible assets, net	1,828,080	1,650,037
Other non-current assets	459,856	356,425
Total Assets	$57,832,694	$57,223,787

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$19,584,412	$19,524,207
Bank notes payable	2,522,034	3,244,333
Advances from customers	590,632	695,873
Accounts payable	9,856,358	14,194,154
Accrued and other liabilities	1,037,214	1,316,921
Taxes payable	381,635	560,253
Loan from third parties	188,567	195,249
Due to related parties	-	38,273
Total Current Liabilities	34,160,852	39,769,263

Total Liabilities	34,160,852	39,769,263

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 11,666,667 shares issued and outstanding as of September 30, 2015 and December 31, 2014	11,667	11,667
Additional paid in capital	11,108,133	11,108,133
Statutory reserve	2,548,745	1,862,365
Retained earnings	9,419,555	3,147,151
Accumulated other comprehensive income	312,539	1,094,617
Total Fuling Global Inc.'s equity	23,400,639	17,223,933

Noncontrolling interest	271,203	230,591
Total Shareholders' Equity	23,671,842	17,454,524

Total Liabilities and Shareholders' Equity	$57,832,694	$57,223,787

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Revenues	$22,408,759	23,068,486	$68,154,114	$60,983,218
Cost of goods sold	13,872,937	15,151,098	43,546,039	40,491,242
Gross Profit	8,535,822	7,917,388	24,608,075	20,491,976

Operating Expenses
Selling expenses	4,046,228	3,561,213	11,188,964	8,993,957
General and administrative expenses	1,120,577	1,072,143	3,798,716	2,603,560
Research and development expenses	650,570	643,353	1,583,449	1,763,688
Total operating expenses	5,817,375	5,276,709	16,571,129	13,361,205

Income from Operations	2,718,447	2,640,679	8,036,946	7,130,771

Other Income (Expense):
Interest income	30,337	11,253	49,298	27,362
Interest expense	(268,890)	(320,580)	(906,794)	(925,618)
Subsidy income	213,357	248,260	367,779	421,594
Other income, net	402,933	90,448	607,691	147,857
Total other income (expense), net	377,737	29,381	117,974	(328,805)

Income Before Income Taxes	3,096,184	2,670,060	8,154,920	6,801,966

Provision for Income Taxes	410,456	375,066	1,155,524	934,106

Net Income	$2,685,728	2,294,994	$6,999,396	$5,867,860

Less: net (loss) income attributable to noncontrolling interest	(44,826)	(192,074)	40,612	32,137

Net income attributable to Fuling Global Inc.	2,730,554	2,487,068	6,958,784	5,835,723

Other Comprehensive Income
Foreign currency translation loss	(782,876)	(99,256)	(782,078)	(334,986)
Comprehensive Income	$1,947,678	2,387,812	$6,176,706	$5,500,737

Earning per share
Basic and diluted	$0.23	0.21	$0.60	$0.50

Weighted average number of shares
Basic and diluted	11,666,667	11,666,667	11,666,667	11,666,667

Cash dividends per share
Basic and diluted	$-	-	$-	$0.88

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

	Common Stock		Additional	Staturory	Retained	Accumulated Other	Noncontrolling	Total
	Shares	Amount	Paid in Capital	Reserve	Earnings	Comprehensive Income	Interest	Equity
Balance at December 31, 2013	11,666,667	$11,667	$3,578,133	$1,108,393	$6,689,803	$1,259,398	$(11,384)	$12,636,010

Capital contribution	-	-	7,530,000					7,630,000
Net income	-	-			5,835,723		32,137	5,867,860
Appropriations to statutory reserve from earnings	-	-		494,228	(494,228)			-
Dividend declared and paid	-	-			(10,285,915)			(10,285,915)
Foreign currency translation loss	-	-				(234,986)		(234,986)

Balance at September 30, 2014	11,666,667	$11,667	$11,108,133	$1,602,621	$1,745,383	$1,024,412	$20,753	$15,512,969

Balance at December 31, 2014	11,666,667	$11,667	$11,108,133	$1,862,365	$3,147,151	$1,094,617	$230,591	$17,454,524
								-
Net income					6,958,784		40,612	6,999,396
Appropriations to statutory reserve from earnings				686,380	(686,380)			-
Dividend declared and paid								-
Foreign currency translation loss						(782,078)		(782,078)

Balance at September 30, 2015	11,666,667	$11,667	$11,108,133	$2,548,745	$9,419,555	$312,539	$271,203	$23,671,842

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the nine months ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,999,396	$5,867,860
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax expense	-	155,647
Depreciation and amortization	1,650,944	1,290,357
Bad debt provisions	57,193	33,229
Gain on disposal of fixed assets	-	28,680
Changes in operating assets:
Accounts receivable	778,619	4,348,240
Advances to suppliers	(1,101,282)	147,561
Inventories	(714,486)	(2,599,261)
Other assets	543,807	(1,993,485)
Changes in operating liabilities:
Accounts payable	(4,967,288)	(13,719,900)
Advance from customers	(85,926)	7,357,666
Taxes payable	42,374	726,989
Accrued and other liabilities	(250,549)	576,299
Net cash provided by operating activities	2,952,802	2,219,882

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,002,241)	(3,076,672)
Proceeds from disposal of property and equipment	-	4,875
Advance payments on equipment purchase	(1,049,349)	(117,865)
Purchase of intangible assets	(266,947)	-
Net cash used in investing activities	(3,318,537)	(3,189,662)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	36,160,712	19,185,771
Repayments of short-term borrowings	(35,409,841)	(18,952,719)
Proceeds from bank notes payable	4,084,697	4,719,523
Repayments of bank notes payable	(4,714,801)	(3,266,107)
Repayments of loans from related parties	(38,102)	(221,881)
Change of restricted cash	1,393,471	696,028
Capital contribution	-	7,530,000
Dividends paid to shareholders	-	(10,300,136)
Net cash provided by (used in) financing activities	1,476,136	(609,521)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(100,598)	13,777

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,009,803	(1,565,524)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	1,399,714	2,698,795

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$2,409,517	$1,133,271

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$967,248	$830,399
Income tax paid	$1,168,820	$753,399
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$1,129,339	$-
Transfer from advance payments to fixed assets	$918,858	$680,251

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Island corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April, 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling was established in October 1992 under the laws of the People’s Republic of China (“China” or “PRC”) with initial capital of $0.51 million. After several registered capital increases and capital contributions, the registered capital of Taizhou Fuling was increased to $11.11 million in May 2014.

Taizhou Fuling has three wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”) and Fuling Plastic USA, Inc. (“Fuling USA”).

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of New York in December 2011 and serve as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. Fuling USA is establishing the Company’s first production factory in the U.S. and will principally engage in the production of plastic cutlery and straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when we decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo's equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

Fuling Global, Total Faith and its VIE, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of environmentally friendly plastic serviceware in the People’s Republic of China (“PRC” or “China”), Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Fuling Global, Total Faith, Taizhou Fuling and Taizhou Fuling’s subsidiaries, were effectively controlled by the same majority shareholders of Fuling Global. Therefore, Fuling Global, Total Faith, Taizhou Fuling and Taizhou Fuling’s subsidiaries are all considered under common control. For accounting purposes, the above mentioned entities are consolidated in a manner similar to a recapitalization. The consolidation of Taizhou Fuling and its subsidiaries into Fuling Global has been accounted for at historical cost and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the financial statements of Fuling Global, Total Faith, Taizhou Fuling and its subsidiaries and VIE. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial statements have been included. Interim results are not necessarily indicative of results to be expected for the full year.

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo's economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which was included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	September 30, 2015	December 31, 2014

Current assets	$3,479,381	$3,792,029
Non-current assets	-	-
Total assets	3,479,381	3,792,029

Third-party liabilities	(532,884)	(919,942)

Intercompany payables*	(2,414,724)	(2,410,087)

Total liabilities	(2,947,608)	(3,330,029)

Net assets	$531,773	$462,000

* Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

	For the nine months ended
	September 30, 2015	September 30, 2014

Revenue	$5,665,369	$6,278,258
Net income	$79,632	$58,108

	For the nine months ended
	September 30, 2015	September 30, 2014

Net cash (used in) provided by operating activities	$(1,989,635)	$45,921
Net cash provided by financing activities*	$1,901,312	$4,637
Net increase (decrease) in cash and cash equivalents	$(88,323)	$50,558

* Intercompany financing activities are eliminated upon consolidation.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of VIE that can only be used to settle obligations of the respective VIE. The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in normal course of business.

Non-controlling interests

Non-controlling interests result from the consolidation of 49% owned subsidiary Domo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of September 30, 2015 and December 31, 2014, the Company had restricted cash of $2,222,422 and $3,700,886, respectively, of which $- and $1,241,458, respectively was related to the bank borrowings with a bank in China (see Note 7), $1,174,222 and $1,086,438, respectively, was related to the bank acceptance notes payable (see Note 8), and $811,253 and $1,261,732, respectively, was related to the letters of credit (see Note 10). The remaining $236,947 and $111,258, respectively, was related to other miscellaneous deposits made in bank, respectively.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management's estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademark	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2015 and December 31, 2014.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at September 30, 2015 and December 31, 2014.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of September 30, 2015, the tax years ended December 31, 2009 through December 31, 2014 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation (Continued)

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2015	December 31, 2014	September 30, 2014

Period-end spot rate	US$1=RMB 6.3638	US$1= RMB 6.1460	US$1= RMB 6.1547

Average rate	US$1=RMB 6.1735	US$1= RMB 6.1457	US$1= RMB 6.1480

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets and liabilities.

•	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at September 30, 2015 and December 31, 2014 based upon the short-term nature of the assets and liabilities.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company believes that the carrying amount of the short-term borrowings approximates fair value at September 30, 2015 and December 31, 2014 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2015 and December 31, 2014, $3,992,079 and $4,604,884 of the Company’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the nine months ended September 30, 2015, one customer accounted for 11.3% of total revenue. For the nine months ended September 30, 2014, no customer accounted for more than 10% of the Company’s net revenue. For the three months ended September 30, 2015, two customers accounted for 12.4 and 11.7% of total revenue, respectively. For the three months ended September 30, 2014, no customer accounted for more than 10% of the Company’s net revenue. As of September 30, 2015, one customers' account receivable accounted for 10.3% of the total outstanding accounts receivable balance. As of December 31, 2014, two customers' account receivable accounted for 15% and 13% of the total outstanding accounts receivable balance.

For the nine months ended September 30, 2015, the Company purchased approximately 19% and 14% of its raw materials from two major suppliers. For the nine months ended September 30, 2014, the Company purchased approximately 12% and 10% of its raw materials from two major suppliers. For the three months ended September 30, 2015, the Company purchased approximately 22.1% and 12.4% of its raw materials from two major suppliers. For the three months ended September 30, 2014, the Company purchased approximately 12.3%, 11.4% and 10.8% of its raw materials from three major suppliers. As of September 30, 2015, advanced payments to two major suppliers accounted for 53% and 12% of the total advance payments outstanding. As of December 31, 2014, advanced payments to two major suppliers accounted for 48% and 11% of the total advance payments outstanding.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to illustrate the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization’s contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers by one year the effective date of ASU 2014-09, Revenue from Contracts with Customers. ASU 2015-14 defers the effective date of ASU 2014-09 for all entities by one year to December 15, 2017. Management is evaluating the impact, if any, of this ASU on the Company’s financial position, results of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of September 30, 2015	As of December 31, 2014

Trade accounts receivable	$12,501,701	$13,085,704

Less: allowances for doubtful accounts	(120,191)	(67,002)

Accounts receivable, net	$12,381,510	$13,018,702

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2015	December 31, 2014
Raw materials	$3,319,057	$1,479,313
Work-in-progress	935,706	998,769
Finished goods	11,297,094	12,553,796
Inventory valuation allowance	(95,332)	(96,802)
Total inventory	$15,456,525	$14,935,076

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	September 30, 2015	December 31, 2014
Property and Buildings	$8,769,774	$7,805,988
Machinery and equipment	18,741,361	16,969,456
Automobiles	916,729	894,173
Office and electric equipment	778,886	684,899
Subtotal	29,206,750	26,354,516
Construction in progress	-	891,206
Less: accumulated depreciation	(8,076,202)	(6,728,482)
Property and equipment, net	$21,130,548	$20,517,240

Depreciation expense was $558,388 and $447,828 for the three months ended September 30, 2015 and 2014, respectively. Depreciation expense was $1,625,741 and $1,263,333 for the nine months ended September 30, 2015 and 2014, respectively. Depreciation expense was $558,388 and $447,828 for the three months ended September 30, 2015 and 2014, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30, 2015	As of December 31, 2014
Land use rights	$2,068,675	$1,873,842
Trademark	7,260	7,517
Patents	5,167	5,350
Total	2,081,102	1,886,709
Less: accumulated amortization	(253,022)	(236,672)
Intangible assets, net	$1,828,080	$1,650,037

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INTANGIBLE ASSETS, NET (continued)

Amortization expense was $5,453 and $10,426 for the three months ended September 30, 2015, respectively. Amortization expense was $25,203 and $27,024 for the nine months ended September 30, 2015 and 2014, respectively.

Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense

2016	$42,678
2017	42,615
2018	42,459
2019	41,875
2020	41,694
Thereafter	1,616,759
$1,828,080

NOTE 7 – SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks and other companies normally due within one year. The principal of the borrowings are due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of September 30, 2015	As of December 31, 2014
Agricultural Bank of China (“ABC”)	(1)	$1,178,541	$1,220,306
China Construction Bank (“CCB”)	(2)	2,456,639	1,301,660
China Merchants Bank (“CMB”)	(3)	2,491,027	2,423,560
PingAn Bank (“PAB”)	(4)	2,357,082	2,440,610
China Citic Bank (“CITIC”)	(5)	2,636,568	4,507,514
Industrial and Commercial Bank of China (“ICBC”)	(6)	4,156,779	3,585,835
Shanghai Pudong Development Bank (“SPDB”)	(7)	-	1,971,302
Bank of China (“BOC”)	(8)	4,307,775	2,073,420
Total		$19,584,412	$19,524,207

(1)	In January and May 2015 and July, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rate is 6.31% per annum. The loans are guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SHORT-TERM BORROWINGS (Continued)

In May and July 2014, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 10 basis points. The effective rate is 6.60% per annum. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

(2)	In June and July 2015, Taizhou Fuling entered into series of short term bank loan agreement with CCB for $2,456,639 million for six to twelve months. $1.2 million of these loans were six month term with a variable interest based on 6-month London Inter Bank Offered Rate (“LIBOR”), plus 1%. $1.25 million of the loans were one year term with interest rate equals to China's one year loan prime rate, plus 29.25 base points. In July 2014, Taizhou Fuling entered into a short-term bank loan agreement with CCB for approximately $1.3 million (RMB 8 million). The term of this loan is one year with a fixed interest of 6.30% per annum.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”) ”), an affiliated company owned by the shareholders of the Company.. In addition, the Company has pledged land use right, properties and machinery equipment of Taizhou Fuling as collateral for the loans outstanding as of September 30, 2015 and December 31, 2014.

(3)	In August 2015 and March 2014, Taizhou Fuling entered into short-term bank borrowing agreement for approximately $1.6 million (RMB 10 million) and $1.6 million with CMB for one year, respectively. The loan borrowed in 2014 bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time borrowing, plus 10 basis points. The effective rate was 6.60% per annum. The loans borrowed in 2015 bear fixed interest rate of 5.63% per annum. The loans are guaranteed by Special Plastics, an affiliated company owned by the shareholders of the Company, and its shareholders.

In May 2015 and December 2014, Taizhou Fuling entered into a short term bank borrowing agreement for $920,000 and $800,000 for five months, respectively. The effective rates of the loans are 5.30% and 4.12% per annum. The loan of $800,000 has been repaid as of the date of the report. The loan is guaranteed by Special Plastics and its shareholders.

(4)	In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB total amounted to $2,357,082 for six months to one year. The effective rate is 6.3%, 6.4% and 6.5% per annum, respectively. The loans are guaranteed by the assets of Great Plastics.

In March and September 2014, Great Plastics entered into series of short-term bank borrowing agreements with PAB for six months to one year, total amounted to $2,440,610. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 25 basis points. The effective rate is from 7.0% to 7.1% per annum. These loans are guaranteed by the assets of Taizhou Fuling.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SHORT-TERM BORROWINGS (Continued)

(5)	During the year of 2015 and 2014, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loan are four to twelve months. The interest rate is equal to three-month of LIBOR. These loans are guaranteed by the principal shareholder of Taizhou Fuling.

(6)	During 2015 and 2014, Taizhou Fuling entered into a series of short-term bank borrowing agreements with ICBC. The terms of the loans are five months to one year, with fixed interest rates ranging from 1.55% to 6.16% per annum. These loans are guaranteed by the shareholders of Special Plastics, its shareholders and third party individuals. In addition, the Company has pledged the land use right and properties as collateral.

(7)	During 2015 and 2014, Taizhou Fuling entered into a series of short-term bank borrowing agreements with SPDB. The terms of the loans are three months to four months, with fixed interest rates equal to 5.08% to 5.19% per annum in excess of six—month LIBOR. The loans borrowed in 2015 have been paid off as of September 30, 2015. These loans are guaranteed by Special Plastics and its shareholders. In addition, the Company has pledged the land use right and properties as collateral in 2015.

(8)	During 2015 and 2014, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are two to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People's Bank of China (for loans dominated in RMB), plus certain base point. The effective interest rates were from 2.66% to % to 6.72% per annum. These loans are guaranteed by Great Plastics and its shareholders. In addition, $- and $1,241,458 cash was deposited in the bank as security deposit for the outstanding loans and other financing instruments as of September 30, 2015 and December 31, 2014, respectively.

As of September 30, 2015 and December 31, 2014, land use right for $1,831,218 and $1,445,812, property and buildings of $ 5,628,286 and $4,735,191, and equipment of $ 5,587,761 and $6,604,076 pledged for the bank loans, respectively.

NOTE 8 – BANK NOTES PAYABLE

Short-term bank notes payable are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BANK NOTES PAYABLE (Continued)

The Company had the following bank notes payable as of September 30, 2015:

September 30, 2015
ICBC, due various dates from October 8, 2015 to March 25, 2016 (1)	$1,925,706
CITIC, due various October 30, 2015 to March 24, 2016	596,328
Total	$2,522,034

The Company had the following bank notes payable as of December 31, 2014:

December 31, 2014
ICBC, due various dates from January 23, 2015 to April 15, 2015 (1)	$2,678,648
BOC, due various dates from January 25, 2015 to June 26, 2015 (2)	565,685
Total	$3,244,333

(1)	The bank notes have been renewed upon maturity.
(2)	The bank notes have been paid in full upon maturity.

As of September 30, 2015 and December 31, 2014, $1,174,221 and $1,086,438 cash deposits were held by banks as a guarantee for the notes payable, respectively.

NOTE 9 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Taizhou Fuling is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

Domo, Fuling USA and Direct link are incorporated in the United States and subject to the U.S. federal and state income tax.

19

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES (Continued)

The following table reconciles the statutory rates to the Company’s effective tax rate:

	September 30, 2015	September 30, 2014
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(33.3)	(33.5)
China income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(8.2)	(8.9)
R&D tax credit (1)	(1.4)	(1.6)
Non-taxable permanent difference (2)	(1.8)	(1.3)
Effective tax rate	14.2%	13.7%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from tax income.
(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Rent commitment

The Company's subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $204,382 and $136,255 for the nine months ended September 30, 2015 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended September 30,
2016	$391,939
2017	401,799
2018	411,856
2019	422,112
2020	432,640
Thereafter	1,678,983
Total	$3,739,329

Letter of Credit

As of September 30, 2015 and December 31, 2014, the Company had $ 5,913,840 and $7,846,882 outstanding in trade letters of credit.

20

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company rents office space from one of their related parties. For the nine months ended September 30, 2015 and 2014, the total rent expense was $45,136 and $70,669, respectively. For the three months ended September 30, 2015 and 2014, the total rent expense was $15,045 and $23,556, respectively.

During the normal course of business, the Company, from time to time, temporarily borrows money from its principal shareholders or affiliated companies controlled by its major shareholder to finance its working capital as needed. The amounts are usually unsecured, non-interest bearing and due on demand. As of September 30, 2015 and December 31, 2014, the balance due to shareholders was $- and $38,273, respectively.

NOTE 12 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2015 and December 31, 2014, the balance of statutory reserve was $2,548,745 and $1,862,365, respectively.

Dividend

On May 5, 2014, the board of directors of the Company declared a dividend of $10,274,848. All dividends have been paid as of December 31, 2014.

NOTE 13 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management's assessment, the Company has determined that it has only one operating segments as defined by ASC 280.

The following table presents revenue by major products for the nine and three months ended September 30, 2015 and 2014, respectively.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SEGMENT REPORTING (Continued)

	For the nine months ended
	September 30, 2015	September 30, 2014

Cutlery	$39,354,826	$36,555,060
Straws	9,279,705	7,493,444
Cups and plates	16,534,638	15,324,861
Others	2,984,945	1,609,853
Total	$68,154,114	$60,983,218

	For the three months ended
	September 30, 2015	September 30, 2014

Cutlery	$11,919,728	$13,934,256
Straws	3,839,319	3,148,184
Cups and plates	5,432,640	5,527,068
Others	1,217,072	458,978
Total	$22,408,759	$23,068,486

The following table presents revenue by geographic areas for the nine and three months ended September 30, 2015 and 2014, respectively.

	For the nine months ended
	September 30, 2015	September 30, 2014
Revenue from United States	$62,915,584	$56,600,395
Revenue from Hong Kong and Mainland China	422,471	90,924
Revenue from other foreign countries	4,816,059	4,291,899
Total	$68,154,114	$60,983,218

	For the three months ended
	September 30, 2015	September 30, 2014
Revenue from United States	$19,258,180	$20,583,952
Revenue from Hong Kong and Mainland China	127,622	7,926
Revenue from other foreign countries	3,022,957	2,476,608
Total	$22,408,759	$23,068,486

Long-lived assets of $21,580,915 and $1,837,569 were located in China and the United States, respectively, as of September 30, 2015. Long-lived assets of $21,632,497 and $891,205 were located in China and the United States, respectively, as of December 31, 2014.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SUBSEQUENT EVENTS

At the end of October 2015, the Company repaid approximately $2.5 million bank loans and $0.4 million notes payable that were due in 2015. The Company also borrowed approximately $3.0 million bank loans as well as approximately $0.1 million notes payable from various bank in China. All the loans and notes are short term in nature and guaranteed by Special Plastics, its shareholders and third party individuals.

On October 26, 2015, the SEC declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 4,000,000 ordinary shares and up to 600,000 additional ordinary shares if the over-subscription option is exercised in full.

On November 2, 2015, the Company issued 4,000,000 shares at a price of $5.00 per share. On November 4, 2015, the Company issued 38,423 shares pursuant to the over-subscription option granted to the underwriters according to the IPO Registration Statement. On November 12, 2015, the Company closed its IPO of 4,038,423 ordinary shares at a price of $5.00 per share for gross proceeds of $20,192,115 and net proceeds of approximately $18.6 million.

After IPO on November 2, 2015, the Company granted 15,667 ordinary shares and 12,000 ordinary shares collectively to its Chief Financial Officer and three directors, respectively, pursuant to the CFO employment agreement and director engagement letters the Company entered into in August 2015 and September 2015, respectively. The shares were granted under the 2015 Share Incentive Plan which was adopted by the shareholders of the Company on October 14, 2015 and became effective on November 2, 2015.

23

Exhibits

No.	Description
99.1	2015 Share Incentive Plan
99.2	Press release dated November 16, 2015, titled “Fuling Global Inc. Reports Third Quarter 2015 Financial Results”

24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: November 16, 2015	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer